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                                  EXHIBIT 4.4

                                 AMENDMENT TO
                           TRANSCEND SERVICES, INC.
                1992 STOCK OPTION PLAN, AS AMENDED AND RESTATED
                        EFFECTIVE AS OF APRIL 28, 1998


     WHEREAS, the Board of Directors of Transcend Services, Inc. (the "Company") has previously adopted, and the shareholders of the Corporation have approved, the 1992 Stock Option Plan, as amended (the "Plan") pursuant to which options to purchase stock of the Corporation may be issued to eligible directors and employees of the Corporation; and

     WHEREAS, the Board of Directors of the Corporation deems it desirable to amend the Plan so as to increase the number of shares available for issuance pursuant to the exercise of options granted under the Plan.

     NOW, THEREFORE, the Plan is amended upon the terms, and subject to the conditions, set forth herein:

                                   ARTICLE I

                               AMENDMENT TO PLAN

     1.1 Section 5.1 of Article V of the Plan shall be amended by deleting the first sentence of such section in its entirety and substituting therefor the following:

          "5.1 LIMITATIONS. Subject to adjustments pursuant to the provisions of Section 5.2 hereof, the maximum number of shares of Stock that may be issued and sold hereunder shall not exceed, in the aggregate, 2,750,000 shares.


                                  ARTICLE II

                          EFFECTIVE DATE OF AMENDMENT

     2.1 The amendment effected hereby shall be effective on the date that such amendment is approved a majority of all votes present and entitled to vote at the Special Meeting of Stockholders to be held on April 28, 1998.